SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date: September 5, 2002

Koninklijke Ahold N.V.
(Exact name of registrant as specified in charter)

Royal Ahold
(Translation of registrant's name into English)

The Netherlands
(Jurisdiction of organization)

Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
(Address of principal executive offices)

Registrant's telephone number, international: + 31-75-659-9111

0-18898
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On August 29, 2002 Koninklijke Ahold N.V. (the "Company") announced second quarter results for the 12-week-period from April 22 through July 14, 2002. A copy of the press release announcing the second quarter results is attached hereto as Exhibit 1.

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statement on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No. 333-80245-01) and the Company's Registration Statement on Form S-8 (No. 333-10044, No. 333-09774 and No. 333-70636) and to be a part of such prospectuses from the date of the filing thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD N.V.

Date: September 5, 2002

By: /s/ A.H.P.M. VAN TIELRADEN
Name: A.H.P.M. van Tielraden
Title: SVP and General Counsel

LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibits	Description
1.	Press release dated August 29, 2002, announcing the second quarter results

Exhibit 1

Ahold

Press Release

Royal Ahold
Public Relations

Date: August 29, 2002
For more information: +31 75 659 57 20

Ahold 2nd quarter 2002 net loss of Euro 197.5 mln.

- **Second quarter 2002 results include exceptional charges of Euro 490 million, of which Euro 410 million relates to the default of Velox Retail Holdings, Ahold's former joint venture partner in Latin America, and Euro 80 million relates to goodwill impairment for Argentina**
- **Sales rise 7.3% to Euro 17.3 billion (+16.0% excluding currency impact)**
- **Operating earnings increase 11.9% to Euro 777.8 million (+20.9% excluding currency impact)**
- **Earnings per common share, excluding goodwill amortization, exceptional items and currency impact, amount to Euro 0.39, unchanged from last year**
- **Outlook for full-year 2002 reconfirmed**
- **Interim dividend constant at Euro 0.22 per common share.**

Zaandam, The Netherlands, August 29, 2002 – Ahold, the international food retailer and foodservice operator, today announced a second quarter 2002[1] net loss of Euro 197.5 million (2001: net profit of Euro 323.8 million). The second quarter 2002 results include exceptional charges of Euro 490 million, of which Euro 410 million relates to the default of Velox Retail Holdings (VRH), Ahold's former joint venture partner in Latin America, and Euro 80 million relates to goodwill impairment for Argentina.

Remarks by Cees van der Hoeven, Ahold President & CEO
"This quarter Ahold reports its first loss in many years. That hurts because we are a proud company, always striving for excellence towards all stakeholders. Fortunately the cause is incidental and not structural. As communicated earlier, we had to take an exceptional charge as well as goodwill impairment for our Argentine operations. We think we have finally put this behind us and we can concentrate on reinforcing Disco's position as the best company in its market.

[1] 12 weeks of the year from April 22 through July 14, 2002

Albert Heijnweg 1, Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Phone: +31 (0)75 659 5720
Fax: +31 (0)75 659 8302

"Almost everywhere in the world, the trading environment is challenging. It is difficult to grow sales and the outlook is not as yet improving. In these circumstances our performance is very solid, as we are able to grow market share and operating margins at the same time. It is the real strength of Ahold that collectively our companies are stronger than individually by realizing many synergies and cost reductions behind the scenes. Once again we thank our people because it is their motivation and dedication that makes it happen.

"For the first time in a second-quarter press release, we are providing a preliminary outlook for next year. It reflects our expectation of a challenging financial and trading environment, but also underscores the increasing priority to focus on organic growth, margin improvement and capital efficiency. We are convinced that this represents a realistic plan that will deliver real benefits to all Ahold stakeholders."

Ahold 2nd quarter 2002 results

	2nd quarter			1st half year		
x 1 million Euro	**2002**	**Change in %**	**2001**	**2002**	**Change in %**	**2001**
Sales	17,273.3	7.3	16,100.2	39,464.3	15.1	34,273.8
Operating earnings	777.8	11.9	694.9	1,644.1	16.9	1,405.9
Operating earnings as % of sales	4.5%		4.3%	4.2%		4.1%
Net earnings	(197.5)	(161.0)	323.8	130.5	(79.6)	639.8
Earnings per share (in Euro)	(0.22)	(160.5)	0.38	0.12	(83.8)	0.75
Earnings per share excluding goodwill amortization, exceptional items and currency impact (in Euro)	0.39	0.7	0.39	0.81	0.5	0.81

Sales and earnings for the second quarter were negatively impacted by lower average exchange rates of mainly the U.S. Dollar (USD 1 = Euro 1.06 vs. USD 1 = Euro 1.16 last year), the Brazilian Real (BRL 1 = Euro 0.41 vs. BRL 1 = Euro 0.49 last year) and the Argentine Peso (ARS 1 = Euro 0.31 vs. ARS 1 = Euro 1.16 last year).

Consolidated sales rose 7.3% to Euro 17.3 billion (+16.0% excluding currency impact). Excluding currency fluctuations, organic sales growth amounted to 2.9%. Operating earnings were Euro 777.8 million, representing an increase of 11.9% (+20.9% excluding currency impact).

Net earnings showed a loss of Euro 197.5 million and were substantially below last year for the following reasons:

- Exceptional charges of Euro 490 million, mainly related to the default of VRH, Ahold's former joint venture partner in Latin America;
- Higher amortization of goodwill as a consequence of the acquisition of Alliant and Bruno's Supermarkets in December 2001 (Euro 33.5 million);
- Higher net financial expense (Euro 43.8 million), partly due to devaluation and inflation adjustment losses in Argentina, related to third-party U.S. Dollar and Argentine Peso debt.

The exceptional charges of Euro 490 million consist of two parts:

1. A Euro 410 million charge related to VRH as a consequence of contingent liabilities that were already disclosed in Ahold's 2001 Annual Report. As a result of VRH's default on certain indebtedness, these liabilities were no longer contingent. Ahold was therefore required to take over certain bank debts and purchase substantially all of VRH's shares in Disco Ahold International Holdings for a total amount of USD 452 million, thereby assuming full ownership of former joint venture Disco Ahold International Holdings;
2. A Euro 80 million charge related to goodwill impairment for Argentina, reflecting the devaluation of the Argentine Peso.

Cash flow from operating activities amounted to Euro 950.5 million (2001: Euro 514.4 million). Investments in tangible and intangible fixed assets amounted to Euro 568.7 million (2001: Euro 723.3 million).

Earnings common shareholders excluding goodwill amortization and exceptional items amounted to Euro 364.9 million or Euro 0.39 per average common share (+0.7% excluding currency impact). The reconciliation with earnings common shareholders was as follows:

Reconciliation earnings common shareholders

	2nd quarter			1st half year		
x 1 million Euro	**2002**	**Change in %**	**2001**	**2002**	**Change in %**	**2001**
Net earnings	(197.5)	(161.0)	323.8	130.5	(79.6)	639.8
Dividend preferred financing shares	(8.8)		(8.9)	(20.5)		(20.6)
Earnings common shareholders	(206.3)	(165.5)	314.9	110.0	(82.2)	619.2
Net impact of*:						
Goodwill amortization	61.3		27.8	128.6		58.5
Exceptional items	490.0		-	490.0		-
Argentine Peso devaluation/inflation losses	19.9		-	19.9		-
Total net goodwill and exceptional adjustments	571.2		27.8	638.5		58.5
Earnings common shareholders excluding goodwill amortization and exceptional items	364.9	6.5	342.7	748.5	10.4	677.7
Earnings common shareholders excluding goodwill amortization, exceptional items and currency impact	364.9	12.2	325.3	748.5	12.1	668.0
Average number of common shares outstanding (x 1,000, adjusted for stock dividend)	926,338	11.4	831,658	923,357	11.5	828,284
Earnings common shareholders excluding goodwill amortization, exceptional items and currency impact per average common share (x 1 Euro)	0.39	0.7	0.39	0.81	0.5	0.81

* These numbers are net of taxes and minority interest.

The average number of common shares increased primarily due to the issue of 80.5 million new common shares through the equity offering in September 2001. The proceeds from the equity offering were used to finance the acquisitions of Bruno's Supermarkets and Alliant in December 2001.

United States – retail

x 1 million USD	2nd quarter 2002	Change in %	2001	1st half year 2002	Change in %	2001
Sales	6,162.5	14.1	5,402.6	14,066.8	15.2	12,207.0
Operating earnings	364.6	22.8	297.0	790.5	25.6	629.4
Results on tangible fixed assets	0.8		2.0	2.0		0.7
Pro forma operating earnings	363.8	23.3	295.0	788.5	25.4	628.7
as % of sales	5.9%		5.5%	5.6%		5.2%

In the United States, retail sales rose both organically and as a result of the consolidation of Bruno's Supermarkets with effect from December 2001. All retail operating companies contributed to sales growth. Organic retail sales growth amounted to 5.6% (2001: 8.5%). Comparable retail sales growth was 2.1% (2001: 5.5%) and identical retail sales growth totaled 1.4% (2001: 5.1%). Lower fuel prices depressed identical sales by approximately 0.3%.

Operating earnings rose as a result of strong improvements at most operating companies and due to the aforementioned consolidation of Bruno's Supermarkets. In particular, performance at Stop & Shop, Giant (Landover) and Giant (Carlisle) was excellent. BI-LO's operating earnings are improving but still lower than last year. Internet grocer Peapod - where sales rose 19% - reduced its operating loss to USD 7.6 million (2001: loss of USD 11.3 million).

United States - foodservice

x 1 million USD	2nd quarter 2002	Change in %	2001	1st half year 2002	Change in %	2001
Sales	4,114.9	49.3	2,756.8	9,496.5	53.4	6,190.1
Operating earnings	192.3	56.9	122.6	378.9	54.9	244.6
as % of sales	4.7%		4.4%	4.0%		4.0%

In the United States, foodservice sales grew mainly due to the consolidation of Alliant with effect from December 2001. Organic foodservice sales decline was 1.7%, primarily as a result of the exit from unprofitable business at Alliant. Voluntary market exits reduced organic sales growth by 2.6%. The integration of Alliant is ahead of schedule. U.S. Foodservice expects to have completed the major part of the integration process by year-end 2002.

Foodservice operating earnings in the United States were significantly higher primarily as a result of the consolidation of Alliant, purchasing synergies and cost reductions. Results at U.S. Foodservice were strong.

Europe

x 1 million Euro	2nd quarter 2002	Change in %	2001	1st half year 2002	Change in %	2001
Sales	5,551.1	4.3	5,322.1	11,640.6	5.7	11,014.6
Operating earnings	194.4	1.4	191.7	362.3	(4.7)	380.0
Results on tangible fixed assets	(0.2)		17.0	20.4		24.0
Pro forma operating earnings	194.6	11.4	174.7	341.9	(4.0)	356.0
as % of sales	3.5%		3.3%	2.9%		3.2%

In Europe, organic sales growth, excluding currency impact, amounted to 3.2% (2001: 9.2%). All retail operations in The Netherlands, Scandinavia, Spain and Central Europe contributed to the sales rise. Sales in Portugal were lower as a result of the exit from unprofitable product categories.

Operating earnings at Albert Heijn, ICA Ahold and Portugal showed considerable improvement. Spain, although profitable, came in lower than last year mostly as a result of increased integration costs. In Central Europe, operating results in the Czech Republic reached break-even point, partly offset by higher operating expenses related to the entry into the Slovakian market. Operations in Poland are still loss making.

Latin America

	2nd quarter			1st half year		
x 1 million Euro	2002	Change in %	2001	2002	Change in %	2001
Sales	677.7	(45.6)	1,246.4	1,527.0	(38.0)	2,462.9
Operating earnings	11.1	(68.1)	34.8	38.0	(53.7)	82.0
as % of sales	1.6%		2.8%	2.5%		3.3%

In Latin America, sales were lower as a result of the devaluation of several currencies, mainly the Argentine Peso and the Brazilian Real as well as the deconsolidation of La Fragua. Organic sales growth, excluding currency impact, amounted to 3.0% (2001: 2.0%). In local currencies, Santa Isabel in Chile, Peru and Paraguay generated higher sales. Sales at Disco in Argentina in local currency were higher than last year partly as a result of strongly increased inflation. In Brazil sales in local currency were much higher mainly due to the acquisition of G. Barbosa in January of this year.

The devaluation of the Brazilian Real and Argentine Peso as well as the deconsolidation of La Fragua also led to lower operating earnings in Latin America. Operating earnings in local currency in Brazil were higher than last year and include the acquisition of G. Barbosa. Operating earnings in local currency at Santa Isabel and Disco were slightly lower.

Central America

In Central America – Guatemala, Costa Rica, Honduras, Nicaragua and El Salvador – the joint venture Paiz Ahold, owner of La Fragua, formed a new regional joint venture with CSU named CARHCO, effective January 1, 2002. Since that date, La Fragua has been deconsolidated. CARHCO's results are reported as income from unconsolidated subsidiaries and affiliates. Sales in the second quarter amounted to Euro 382.0 million.

Operating earnings in the second quarter in Central America increased to Euro 12.0 million (2001: Euro 6.9 million), mainly attributable to the formation of the new joint venture. The net income from CARHCO, reported as income from unconsolidated subsidiaries and affiliates, amounted to Euro 2.4 million.

Asia

	2nd quarter			1st half year		
x 1 million Euro	2002	Change in %	2001	2002	Change in %	2001
Sales	109.6	13.3	96.7	230.1	16.2	198.0
Operating earnings	(5.6)	(21.7)	(4.6)	(12.4)	(30.5)	(9.5)
as % of sales	(5.1%)		(4.8%)	(5.4%)		(4.8%)

In Asia, sales rose 13.3% to Euro 109.6 million. In local currencies, sales in Thailand and Indonesia were higher than last year. Sales in Malaysia were in line with last year. Organic sales growth, excluding currency impact, amounted to 15.3%, mainly as a result of store openings.

Operating losses in Asia amounted to Euro 5.6 million (2001: loss of Euro 4.6 million).

Corporate costs
Corporate costs amounted to Euro 13.8 million (2001: Euro 12.3 million).

Net financial income and expense

x 1 million Euro	2nd quarter 2002	Change in %	2001	1st half year 2002	Change in %	2001
Net interest expense	(221.6)	4.0	(230.9)	(539.7)	(8.0)	(499.9)
Financing currency differences	(29.1)		25.2	(22.6)		65.7
Other financial gains and losses	0.4		(0.8)	0.4		(0.5)
Total net financial income and expense	(250.3)	(21.2)	(206.5)	(561.9)	(29.3)	(434.7)

Net interest expense decreased to Euro 221.6 million (2001: Euro 230.9 million), reflecting a favorable currency impact (especially the U.S. Dollar) partly off-set by the consolidation of new debt related to acquisitions. Financing currency differences were unfavorable compared to last year primarily due to the inclusion of devaluation losses on third-party U.S. Dollar debt (Euro 13.0 million) as well as inflation adjustment losses on third-party Argentine Peso debt (Euro 15.2 million) in Argentina. The rolling interest coverage ratio improved to 3.3 (2001: 3.1). The rolling ratio of net interest-bearing debt to EBITDA improved to 2.4 (2001: 2.7). Net interest-bearing debt amounted to Euro 11,610 million.

Tax rate
The tax rate, expressed as a percentage of pre-tax earnings adjusted for exceptional charges, was 29.0% (2001: 26.0%). The increase is mainly caused by higher non-deductible goodwill amortization.

Income from unconsolidated subsidiaries and affiliates
Income from unconsolidated subsidiaries amounted to a net profit of Euro 6.1 million compared to a net profit of Euro 4.9 million last year. The main results included are:

x 1 million Euro	2nd quarter 2002	2001	1st half year 2002	2001
Unconsolidated subsidiaries at ICA	2.6	4.7	(2.5)	5.6
CARHCO	2.4	-	5.4	-
Others	1.1	0.2	2.8	2.6
Total income from unconsolidated subsidiaries and affiliates	6.1	4.9	5.7	8.2

Minority interests
Minority interests increased from Euro 15.8 million in 2001 to Euro 38.7 million this year. This is mainly caused by the following factors:

- Earnings at ICA in Scandinavia and Jerónimo Martins in Portugal increased;
- The purchase of the remaining shares in Peapod in August 2001 brought the minority shareholders' portion of the losses of Peapod to an end;
- With effect from year-end 2001 no minority interest for the losses of Disco Ahold International Holdings has been included.

Cash flow statement

The second quarter of 2002 generated a cash flow from operating activities of Euro 950.5 million (2001: Euro 514.4 million), largely due to a strong development of operating earnings and lower investment in working capital. Investments in working capital were substantially lower than last year and resulted in a cash inflow of Euro 117.0 million (2001: cash outflow Euro 71.4 million). Cash outflows from investing activities amounted to Euro 561.2 million (2001: Euro 817.8 million), mainly consisting of investments in tangible and intangible fixed assets totaling Euro 568.7 million (2001: Euro 723.3 million).

Group equity

Group equity, expressed as a percentage of the balance sheet total, amounted to 18.2% (at year-end 2001: 20.4%). Assuming conversion of the convertible subordinated notes outstanding, group equity amounted to 23.8%. Capital accounts amounted to 24.3% of the balance sheet total. Shareholders' equity was Euro 4.8 billion. In the second quarter of 2002, net earnings after deduction of the dividend on cumulative preferred financing shares were added to shareholders' equity. The final 2001 dividend on common shares and the negative balance of exchange rate fluctuations were deducted from shareholders' equity. Goodwill related to acquisitions through November 2000 was charged to shareholders' equity. Goodwill related to acquisitions after November 2000 was capitalized.

Changes to shareholders' equity

	2nd quarter		1st half year	
x 1 million Euro	**2002**	**2001**	**2002**	**2001**
Shareholders' equity opening balance	6,037	2,766	5,892	2,503
Net earnings after preferred dividend	(206)	315	110	619
Dividend paid on common shares	(277)	(63)	(277)	(63)
Exercise of stock options	-	13	5	39
Issuance of shares	-	-	-	-
Goodwill	-	12	-	(29)
Exchange rate differences and other changes	(778)	116	(954)	90
Shareholders' equity closing balance	4,776	3,159	4,776	3,159

US GAAP reconciliation

Under US GAAP, the second quarter net loss amounted to Euro 74.2 million (2001: net earnings of Euro 181.0 million). Earnings per share under US GAAP decreased to a loss of Euro 0.08 (2001: earnings of Euro 0.22). In particular, lower goodwill amortization related to the adoption on December 31, 2001, of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), contributed to a lower net loss under US GAAP than under Dutch GAAP.

Goodwill impairment test

Under US GAAP, Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142") was adopted on December 31, 2001, and at that time Ahold discontinued amortizing goodwill under US GAAP. Ahold is required to test all goodwill for impairment by the end of 2002 under US GAAP. The relevant goodwill amounts that are tested for impairment amount to Euro 14.9 billion. In the second quarter an exceptional charge of Euro 430 million was booked mainly related to the VRH default. By the end of 2002, the impairment test on the remaining goodwill under US GAAP will be finalized.

Under Dutch GAAP, Ahold is also required to test capitalized goodwill for impairment. Goodwill related to acquisitions through November 2000 was charged to shareholders' equity. Goodwill related to acquisitions after November 2000 was capitalized. The goodwill that was capitalized is amortized over a period of maximum 20 years and is subject to an annual impairment test. In the second quarter an exceptional charge of Euro 490 million was booked consisting of Euro 410 million related to the VRH default and Euro 80 million related to a goodwill impairment charge in Argentina.

Interim Dividend
The Corporate Executive Board, with the approval of the Supervisory Board, has decided to declare an interim dividend per common share outstanding of Euro 0.22 in cash or as a pay-out of 1% in shares per outstanding common share (2001: Euro 0.22 or 1% in common shares). The interim dividend is payable as of September 13, 2002. Also payable from that date is the interim dividend on cumulative preferred financing shares.

Outlook for full-year 2002
Ahold reconfirms its 2002 earnings per share (EPS) growth, excluding currency impact, goodwill amortization and exceptional items, at between 5-8%, as announced on July 17, 2002. The outlook was revised due to the impact of the prolonged integration process in Spain, real estate gains coming in at the lower end of the range and rising interest rates in Ahold's Latin American markets.

Organic operating earnings growth, excluding currency impact, will amount to approximately 15%. Including the acquisitions of Alliant and Bruno's Supermarkets, but excluding currency impact, operating earnings are expected to increase by approximately 20%. Operating earnings are expected to grow faster in the second half of 2002 than in the first half of the year, mainly reflecting completion of the integration of Alliant into U.S. Foodservice.

Preliminary Outlook 2003
In view of today's challenging financial and trading environment Ahold has started to outline the main qualitative parameters for the 2003 plan. The following should serve as guidance for the company's preliminary outlook:

- Focus on profitable organic sales (4-5%) and earnings growth at constant exchange rates;
- Continued margin expansion as a consequence of additional synergies and further cost reduction programs;
- Improved capital efficiency and additional working capital reduction;

leading to:

- Increased returns on capital employed;
- Free cash flow generation to reduce net debt and pay for the cash portion of dividends;
- Respectable earnings per share growth.

Ahold expects no major acquisitions and therefore no need for additional equity funding. However, the company's strategy does include smaller acquisitions and potential divestitures.

Within appropriate ranges, quantification of several of the above key parameters will be communicated on March 5, 2003, the date of Ahold's annual 2002 results release.

Accounting principles
The accounting principles are unchanged compared to the accounting principles as stated in the Ahold 2001 Annual Report.

The data included in this press release are unaudited.

Definitions

- *Organic sales development definition:*
  [Sales year n] divided by [Sales year (n-1)[i] Ahold base + sales year (n-1)[i] of acquired companies[ii]]

  [i] Adjusted for currency impact.
  [ii] Applies to acquisitions dating back less than one year and to the extent that the sales of the acquired company represent > 5% of the sales of the acquiring entity, or that the acquisition is an entry into a new business channel or market area.

- *Identical sales compare sales from exactly the same stores.*

- *Comparable sales are identical sales plus sales from replacement stores.*

- *Currency impact is defined as the impact of using different exchange rates to translate the financial figures of our subsidiaries to Euros. The financial figures of the previous year are restated using the actual exchange rates in order to eliminate this currency impact.*

- *Pro forma earnings are defined as reported earnings adjusted for the impact of goodwill amortization, exceptional items, results on the sale or divestment of tangible fixed assets and exchange rate differences as included in net financial income and expense.*

- *The interest coverage ratio is calculated as EBITA excluding exceptional items, divided by the net interest expenses.*

- *Net debt / EBITDA definition:*
  Net debt includes long and short term interest bearing debt, netted with loans receivable and cash and cash equivalents, divided by the EBITDA excluding exceptional items.

Editors' Note
The second quarter 2002 earnings conference call will be webcast on www.ahold.com at 2:00 p.m. CET. To access, please click on the link on the homepage. Photographs related to this quarterly report can be obtained from the media section of the Ahold web site.

Ahold Corporate Communications: +31 75 659 5720
Mobile: Annemiek Louwers +31.6.53.98.16.06; Nick Gale: +31.6.55.77.22.83
For investors: Ahold Investor Relations: +31.75.659.5828

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to, statements as to expected increases in sales, operating results and market shares, estimates in respect of earnings (growth), earnings per share and cash flow and capital expenditure, expectations as to improved productivity levels and savings from new programs, expectations with respect to opportunities for expansion and growth, expectations as to the completion of announced acquisitions and the synergies to be realized from both contemplated and announced acquisitions and expectations as to working capital efficiencies. Those forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, the effect of general economic conditions and changes in interest rates in the countries in which Ahold operates, particularly in Latin American countries such as Argentina, increased competition in the markets in which Ahold operates, changes in marketing methods utilized by competitors, difficulties encountered in the integration of acquisitions, in particular in Spain and the U.S., the behavior of other market participants and the actions of government regulators. Fluctuation in exchange rates between the Euro and the other currencies in which Ahold's assets, liabilities or results are denominated, in particular the U.S. Dollar and the Argentine Peso, can also influence the actual results as can other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to those forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".

Consolidated statement of earnings of Royal Ahold

x 1 million Euro	2nd quarter 2002	change	2001	1st half year 2002	change	2001
(unless otherwise indicated)	*(12 weeks)*	*in %*	*(12 weeks)*	*(28 weeks)*	*in %*	*(28 weeks)*
Sales to third parties						
- U.S. Retail *(in dollars)*	6,162.5	*14.1*	5,402.6	14,066.8	*15.2*	12,207.0
- U.S. Foodservice *(in dollars)*	4,114.9	*49.3*	2,756.8	9,496.5	*53.4*	6,190.1
- Europe	5,551.1	*4.3*	5,322.1	11,640.6	*5.7*	11,014.6
- Latin America	677.7	*(45.6)*	1,246.4	1,527.0	*(38.0)*	2,462.9
- Asia	109.6	*13.3*	96.7	230.1	*16.2*	198.0
Total sales	**17,273.3**	***7.3***	**16,100.2**	**39,464.3**	***15.1***	**34,273.8**
Operating earnings						
- U.S. Retail *(in dollars)*	364.6	*22.8*	297.0	790.5	*25.6*	629.4
- U.S. Foodservice *(in dollars)*	192.3	*56.9*	122.6	378.9	*54.9*	244.6
- Europe	194.4	*1.4*	191.7	362.3	*(4.7)*	380.0
- Latin America	11.1	*(68.1)*	34.8	38.0	*(53.7)*	82.0
- Asia	(5.6)	*(21.7)*	(4.6)	(12.4)	*(30.5)*	(9.5)
- Corporate costs	(13.8)	*(12.2)*	(12.3)	(31.8)	*(16.1)*	(27.4)
Total operating earnings	**777.8**	***11.9***	**694.9**	**1,644.1**	***16.9***	**1,405.9**
Exceptional items	(490.0)		-	(490.0)		-
Goodwill amortization	(69.6)		(36.1)	(147.8)		(75.9)
Earnings before interest & taxes	218.2	*(66.9)*	658.8	1,006.3	*(24.3)*	1,330.0
Net interest expense	(221.6)	*4.0*	(230.9)	(539.7)	*(8.0)*	(499.9)
Financing currency differences	(29.1)		25.2	(22.6)		65.7
Other financial gains and losses	0.4		(0.8)	0.4		(0.5)
Net financial income and expense	**(250.3)**	***(21.2)***	**(206.5)**	**(561.9)**	***(29.3)***	**(434.7)**
Earnings before income taxes	(32.1)	*(107.1)*	452.3	444.4	*(50.4)*	895.3
Income taxes	(132.8)		(117.6)	(257.8)		(229.9)
Earnings after income taxes	(164.9)	*(149.3)*	334.7	186.6	*(72.0)*	665.4
Income from unconsolidated subsidiaries and affiliates	6.1		4.9	5.7		8.2
Minority interests	(38.7)		(15.8)	(61.8)		(33.8)
Net earnings	**(197.5)**	***(161.0)***	**323.8**	**130.5**	***(79.6)***	**639.8**
Dividend preferred financing shares	(8.8)		(8.9)	(20.5)		(20.6)
Earnings common shareholders	(206.3)	*(165.5)*	314.9	110.0	*(82.2)*	619.2

Average number of common shares outstanding *(x 1,000, adjusted for stock dividend)*	926,338		831,658	923,357		828,284
Earnings per common share	EUR (0.22)	*(160.5)*	EUR 0.38	EUR 0.12	*(83.8)*	EUR 0.75
EPS excluding goodwill amortization, exceptional items and currency impact	EUR 0.39	*0.7*	EUR 0.39	EUR 0.81	*0.5*	EUR 0.81
Diluted earnings per common share[1]	EUR (0.22)		EUR 0.37	EUR 0.12		EUR 0.73
Operating earnings as % of sales	4.50		4.32	4.17		4.10
Depreciation and amortization *(x 1 mln)*	450.0		395.1	1,009.3		838.6
EBITDA excl. exceptional items *(x 1 mln)*	1,158.2		1,053.9	2,505.6		2,168.6
EBITDA excl. exceptional items as % of sales	6.71		6.55	6.35		6.33
Average exchange rate of the Euro	USD 0.94		USD 0.86	USD 0.90		USD 0.89

[1] *Calculated as follows: net earnings after preferred dividend, adjusted for the interest expenses on the convertible subordinated notes, divided by the weighted average number of common shares outstanding, including the number of common shares that would have been issued upon conversion of the convertible subordinated notes and the exercise of stock options outstanding.*

Reconciliation to pro forma earnings

x 1 million Euro (unless otherwise indicated)	2nd quarter 2002 (12 weeks)	change in %	2001 (12 weeks)	1st half year 2002 (28 weeks)	change in %	2001 (28 weeks)
Net earnings as reported	**(197.5)**	***(161.0)***	**323.8**	**130.5**	***(79.6)***	**639.8**
Adjustments to operating earnings:						
Results on sale and divestment of tangible fixed assets:						
- U.S. Retail *(in dollars)*	(0.8)		(2.0)	(2.0)		(0.7)
- U.S. Foodservice *(in dollars)*	-		-	(0.1)		0.1
- Europe	0.2		(17.0)	(20.4)		(24.0)
- Latin America	(0.2)		0.4	(0.4)		0.3
- Asia	-		-	-		-
	(0.8)		(18.9)	(23.1)		(24.4)
Exceptional items	490.0		-	490.0		-
Goodwill amortization	69.6		36.1	147.8		75.9
Adjustments for financing currency differences:						
- Devaluation result Argentina	28.2		-	19.9		-
- Results on financial derivatives	-		(22.7)	-		(45.0)
- Other exchange rate differences	0.9		(2.4)	2.7		(20.6)
Subtotal adjustments before income tax	587.9		(7.9)	637.3		(14.1)
Income taxes on adjustments	(7.7)		(0.6)	(10.3)		(5.0)
Minority interests on adjustments	(1.2)		3.4	(1.1)		5.1
Total adjustments to reported earnings	579.0		(5.1)	625.9		(14.0)
Pro forma net earnings	**381.5**	*19.7*	**318.7**	**756.4**	***20.9***	**625.8**
Dividend preferred financing shares	(8.8)		(8.9)	(20.5)		(20.6)
Pro forma earnings common shareholders	**372.7**	***20.3***	**309.8**	**735.9**	***21.6***	**605.2**
Earnings per common share	EUR 0.40	*8.0*	EUR 0.37	EUR 0.80	*9.1*	EUR 0.73

Consolidated statements of cash flows of Royal Ahold

	2nd quarter (12 weeks)		1st half year (28 weeks)	
x 1 million Euro	**2002**	**2001**	**2002**	**2001**
Cash flows from operating activities				
Earnings before tax	(32.1)	452.3	444.4	895.3
Adjustments for:				
Depreciation and amortization	450.0	395.1	1,009.3	838.6
Devaluation Argentina	28.2	-	19.9	-
Exceptional items	490.0	-	490.0	-
Results on sale and divestments of tangible fixed assets	(0.8)	(18.9)	(23.1)	(24.4)
Changes in working capital	117.0	(71.4)	(91.3)	(698.7)
Changes in other provisions	(56.3)	(177.0)	(108.3)	(243.6)
Income tax paid	(45.5)	(65.7)	(216.1)	(190.6)
	950.5	**514.4**	**1,524.8**	**576.6**
Cash flows from investing activities				
Investments in tangible and intangible fixed assets	(568.7)	(723.3)	(1,266.9)	(1,302.5)
Divestments of tangible and intangible fixed assets	18.4	98.4	144.5	856.3
Acquisitions	(28.4)	(162.4)	(199.0)	(378.2)
Net change in investments in unconsolidated subsidiaries	(13.1)	(23.3)	(21.7)	(36.9)
Change in loans receivable	30.6	(7.2)	41.8	(79.6)
	(561.2)	**(817.8)**	**(1,301.3)**	**(940.9)**
Cash flows from financing activities				
Change in loans payable	159.8	281.2	(209.4)	159.9
Net proceeds from issuance of shares	0.1	12.7	5.2	38.9
Dividends paid	(288.2)	(73.7)	(288.2)	(73.7)
Changes in minority interests	(35.2)	9.8	(68.8)	(20.4)
	(163.5)	**230.0**	**(561.2)**	**104.7**
Exchange rate differences	(98.5)	35.5	(124.0)	47.5
Net change in cash and cash equivalents	**127.3**	**(37.9)**	**(461.7)**	**(212.1)**
Cash and cash equivalents at beginning	1,330.0	1,203.1	1,972.3	1,335.6
Cash brought in through acquisitions and new (de-)consolidations	-	0.4	(53.3)	42.1
Cash and cash equivalents at the end of this quarter	**1,457.3**	**1,165.6**	**1,457.3**	**1,165.6**

Consolidated balance sheet of Royal Ahold

x 1 million Euro	July 14, 2002	December 30, 2001
Assets		
Current assets		
Cash and cash equivalents	1,457	1,972
Receivables	3,541	4,005
Inventories	4,414	5,067
Fixed assets		
Tangible fixed assets	13,010	14,072
Intangible fixed assets	5,336	5,649
Financial fixed assets	1,501	1,471
	29,259	32,236
Liabilities and shareholders' equity		
Current liabilities		
Loans payable	1,826	1,849
Other current liabilities	8,515	9,221
Long-term liabilities		
Long-term debt	9,890	10,795
Subordinated loans	1,780	1,780
Provisions	1,923	2,014
Minority interests	549	685
Shareholders' equity	4,776	5,892
Group equity	5,325	6,577
	29,259	32,236
Net interest-bearing debt	11,610	11,964
Capital accounts	7,105	8,357

Ratios based on consolidated balance sheet

	July 14, 2002	December 30, 2001
Number of common shares outstanding *(x 1,000)*	928,857	920,979
Group equity/Total assets %	18.2	20.4
Capital accounts/Total assets %	24.3	25.9
Exchange rate of the euro for balance sheet items	USD 0.99	USD 0.88
Group equity/Total assets in % assuming the convertible subordinated notes were fully converted	23.8	25.5

Financial results under US GAAP

x 1 million Euro	2nd quarter 2002 (12 weeks)	2nd quarter 2001 (12 weeks)	1st half year 2002 (28 weeks)	1st half year 2001 (28 weeks)
Effects of conforming to US GAAP				
Net earnings in accordance with Dutch GAAP	(197.5)	323.8	130.5	639.8
Dividends on cumulative preferred financing shares	(8.8)	(8.9)	(20.5)	(20.6)
Net earnings in accordance with Dutch GAAP applicable to common shares	(206.3)	314.9	110.0	619.2
Items having the effect of increasing (decreasing) reported net earnings:				
a) Goodwill	129.6	(80.7)	207.8	(169.1)
b) Pensions	5.4	1.6	10.5	9.6
c) Revaluation of real estate	0.4	0.4	0.9	1.1
d) Restructuring costs	(3.0)	-	(25.8)	-
e) Other provisions	(5.0)	(28.2)	(17.3)	(32.7)
f) Real estate gains	2.4	(28.5)	(9.8)	(59.8)
g) SFAS 133	8.8	(31.7)	44.5	(68.0)
h) Other adjustments	(1.3)	(1.3)	(2.7)	(2.7)
i) Income tax effects on reconciling items	(5.3)	24.4	(5.6)	36.5
j) Minority interest on reconciling items	0.1	10.1	1.2	17.3
Net earnings in accordance with US GAAP applicable to common shares	(74.2)	181.0	313.7	351.4

Dutch GAAP results vary in certain significant respects from US GAAP. For a detailed description of these differences, reference is made to the Ahold 2001 Annual Report. In brief:

a) **Goodwill**: Under Dutch GAAP, goodwill is capitalized as per December 1, 2000, and amortized on a straight-line basis over a period no longer than 20 years. As per December 31, 2001, goodwill under US GAAP is subject to SFAS 142, and is no longer amortized on a straight-line basis, but tested on impairment. The impairment test should be finalized by the end of 2002. In the first half of 2002, the amortization under Dutch GAAP has been fully reversed.

f) **Real estate gains**: For 2002, the number includes a pro rata portion of real estate gains, which were deferred in the past. In 2001, the number mainly represents the deferral of sale and leaseback of real estate gains under US GAAP.

g) **SFAS 133**: The 2002 reconciliation includes the amortization of deferred gains from swaps that were terminated in 2001. The 2001 numbers include the transition adjustment resulting from the initial application of SFAS 133 of Euro 27 million and the net reversal of a gain on the termination of swaps, partly offset by the change in value of foreign currency leases.